FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                      Form 20-F  X        Form 40-F
                               -----               -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                              Yes           No  X
                                 -----        -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The announcement on the resolution passed by the fourth session of the supervisory committee of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on April 15, 2005.

                                   SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             -----------------------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     April 15, 2005

                               [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.
        (a Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT

                    RESOLUTION PASSED BY THE FOURTH SESSION
                         OF THE SUPERVISORY COMMITTEE

This announcement is made by Huaneng Power International Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In accordance with the relevant requirements of the applicable laws and the article of association of the Company, all supervisors of the fourth session of the Supervisory Committee have examined and approved (by way of written resolution) unanimously the proposal regarding amendments to the Rules of Procedures for the Meetings of the Supervisory Committee, and have further resolved to table the Rules of Procedures of the Meetings of the Supervisory Committee for shareholders' examination and approval at general meeting.

                                                  Supervisory Committee of
                                              Huaneng Power International, Inc.

As at the date of this announcement, the Board comprises:


Li Xiaopeng (Non-executive director)              Gao Zongze (Independent non-executive director)
Wang Xiaosong(Non-executive director)             Zheng Jianchao (Independent non-executive director)
Huang Yongda (Executive director)                 Qian Zhongwei (Independent non-executive director)
Ye Daji (Non-executive director)                  Xia Donglin (Independent non-executive director)
Huang Jinkai (Non-executive director)             Liu Jipeng (Independent non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
15th April 2005